UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) *

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265126
(CUSIP Number)

Georgios Feidakis 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Attica, Greece + 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2023
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y27265126

1.	NAME OF REPORTING PERSONS Firment Shipping Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,582,611
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,582,611
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,582,611 (see Items 3 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5% (see Items 3 and 5) *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculations based on 20,582,301 common shares outstanding.

CUSIP No. Y27265126

1.	NAME OF REPORTING PERSONS Georgios Feidakis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,582,611 *
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,582,611 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,582,611 (see Items 3 and 5)*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10) 12.5% (see Items 3 and 5) **
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Feidakis may be deemed to beneficially own common shares through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr. Feidakis. Mr. Feidakis disclaims beneficial ownership in the common shares reported herein except to the extent of his pecuniary interest therein.

** Percentage calculations based on 20,582,301 common shares outstanding.

ITEM 1. SECURITY AND ISSUER.

This joint statement on Schdule 13D  is filed with respect to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Attica, Greece.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of the following:

Firment Shipping Inc., a Marshall Islands corporation (“Firment Shipping”); and Georgios Feidakis (“Mr. Feidakis,” and together with Firment Shipping, the “Reporting Persons”).

The Reporting Persons may be deemed the beneficial owners of approximately 12.5% of the Issuer's outstanding Common Shares.

The sole director of Firment Shipping is Marios Lazarou, a citizen of Cyprus. Mr. Lazarou’s occupation in Firment Shipping is as director/president/secretary/treasurer with an address at 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. Mr. Lazarou is an attorney, and he is partner at Papaphilippou & Co LLC, a law firm, which law firm’s address is at 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. To the knowledge of the Reporting Persons, Mr. Lazarou does not directly own any Common Shares.

(b) The information set forth in Item 2(a) above is hereby incorporated herein by reference. The principal business address of Firment Shipping is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Attica, Greece.

(c) The information set forth in Item 2(a) above is hereby incorporated herein by reference. The principal business of Firment Shipping is to act as a shipping investment holding company. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe S.A. and as director and executive of several of its subsidiaries. F.G. Europe S.A. is active in four lines of business and distributes well-known brands of appliances and electronics in Greece, the Balkans, Turkey, Italy and the U.K. F.G. Europe S.A. is also active in the air-conditioning, household appliances and electronics market in Greece and ten other countries in Europe as well as in the production of renewal energy.

(d) The Reporting Persons and Mr. Lazarou have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons and Mr. Lazarou have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth in Item 2 above is hereby incorporated herein by reference. Mr. Feidakis is a Greek citizen. Firment Shipping is a Marshall Islands corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Firment Shipping currently owns an aggregate of 2,582,611 Common Shares, all of which were purchased using the personal funds of Mr. Feidakis. Over the past 60 days, Firment Shipping purchased an aggregate of 1,794,681 Common Shares for a total purchase price of $2,696,611.26. Unless noted above, no part of the purchase price for such Common Shares was borrowed by any Reporting Person for the purpose of acquiring, holding, trading or voting any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth in Item 3 above is hereby incorporated herein by reference.

Mr. Feidakis is a director of the Issuer, and therefore may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

The Reporting Persons acquired the Common Shares, as described herein, for investment purposes, and to potentially acquire more Common Shares or dispose of them.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in Item 2 above is hereby incorporated herein by reference.

(a) As of September 28, 2023, Firment Shipping may be deemed to beneficially own 2,582,611 Common Shares, which represent approximately 12.5% of Issuer’s outstanding Common Shares, based on 20,582,301 Common Shares outstanding based on information received from the Issuer.

As of September 28, 2023, Mr. Feidakis may be deemed to beneficially own 2,582,611 Common Shares held through Firment Shipping, which represent approximately 12.5% of Issuer’s outstanding Common Shares, based on 20,582,301 Common Shares outstanding based on information received from the Issuer. These are the same Common Shares directly held by Firment Shipping.

(b) The information set forth in Item 5(a) above is hereby incorporated herein by reference.

Firment Shipping has the sole power to vote or direct the vote of 2,582,611 Common Shares and the shared power to vote or direct the vote of 0 Common Shares. Firment Shipping has the sole power to dispose or direct the disposition of 2,582,611 Common Shares and the shared power to dispose or direct the disposition of 0 Common Shares.

Mr. Feidakis has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,582,611 Common Shares. Mr. Feidakis has the sole power to dispose of or direct the disposition of 0 Common Shares and the shared power to dispose of or direct the disposition of 2,582,611 Common Shares.

(c) Other than as disclosed in Exhibit 99.2, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, nor, to the knowledge of the Reporting Persons, by any executive officer or director of the Reporting Persons.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D includes the following exhibits:

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Transactions in Common Shares Effectuated in the Past 60 Days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2023
(Date)

FIRMENT SHIPPING INC.

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Person disclaims beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.